SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



COMPANHIA PARANAENSE DE ENERGIA

apimec BRASIL

COPEL Pura Energia

OCTOBER 2023

DISCLAIMER

Any statements made during this event involving Copel's business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company's Management, and the information currently available.

Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur.

The general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements.



Transformation into

True Corporation


COPEL
Pura Energia
PARANÁ
GOVERNO DO ESTADO
[B]³

BRL 8.25 Price per share

BRL 5.13 bn Total Offering

BRL 2.03 bn Primary Offering

BRL 3.10 bn Secundary Offering

New Shareholding Composition

New Bylaws considering Golden Share, Poison Pill and Voting Power Limitation

Copel's share capital increased from R$ 10,800,000.00 to **R$ 12,831,618,938.25**

Thousand shares

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Golden Share	%	TOTAL	%
State of Paraná	358,562,510	27.6%	-	-	116,081,402	6.9%	1	100.0%	474,643,913	15.9%
BNDESPAR	131,161,562	10.1%	-	-	524,646,248	31.2%	-	0.0%	655,807,810	22.0%
Other	810,623,228	62.3%	3,128,000	100.0%	1,038,607,640	0.62	-	-	1,852,358,868	62.1%
TOTAL	1,300,347,300	100%	3,128,000	100%	1,679,335,290	100%	1	100%	2,982,810,591	100%


ON
State of Paraná
28%
BNDESPAR
10%
Other
62%


TOTAL
State of Paraná
16%
BNDESPAR
22%
Other
62%

Primary Offering

	Shares	BRL mi
Base	229,886,000	1,896.5
Supplementary	16,370,841	135.1
TOTAL	246,256,841	2,031.6

COPEL Pura Energia

Integrated Company


Hydro Plants
Energy Distribution
Wind Farms
Substation
Transmission Lines

Paraná

R$ 42.4k GDP per capita
(vs R$35.9k Brazilian average)[1]

0.769 HDI (vs 0.754 in Brazil)[2]

4.9% Unemployment rate (vs 8% in Brazil)[3]

Source: IBGE, IPARDES and ONS
Note: (1) 2020 (2) 2021 e (3) 2Q23

Trading

11,198 GWh
sold in 1H23

Generation

+6,967 MW
of installed
capacity

Distribution

more than **5.0 mm**
customers

Transmission

APR of ~ **R$ 1.56 bi**



Note: Installed Capacity and APR proportional to Copel's interest in Generation and Transmission projects

Copel is the 4th Largest Distribution Concessionaire[2], Located in One of the Most Developed States in Brazil

Paraná State At a Glance

4th Largest GDP per State in Brazil

***Above Brazilian Average Human Development Index** (0.769 vs. Brazil's 0.754)*

***Above Brazilian Average GDP per Capita** (R$ 42.4k per capita vs. Brazil's R$ 35.9k)*



Market Subregions
Paraná State

Distribution

Overview



Market Breakdown
(% - 2022)
Residential
Industrial
Commercial
Rural
26%
39%
20%
8%
7%

Demand concentrated in industries and residences



RAB Evolution(1)
(R$ bn)
4.9
+71%
8.4
2016
2021

RAB increase translating into strong cash flow generation

Operational Outlook



Delinquency Ratio
(%)
1.4%
1.3%
0.9%
2020
2021
2022

Low delinquency ratio among customers



Quality Indicators
(hours, # - 2022)
9.2
7.98
6.8
Limit
5.3
DEC
FEC

DEC & FEC within regulatory requirements

194,854 km² Concession Area	***22 Years*** Remaining Concession Tenor
+5.0 mm Customers	***~R$ 1.9 bn*** EBITDA (2Q23 LTM)[3]

Source: IBGE, IPARDES, NOS and ANEEL

Note: (1) Nominal figures; (2) 4th largest distribution concessionaire according to the energy consumed published by ANEEL; (3) The EBITDA for the last 12 months ended March 31, 2023 is the amount corresponding to the EBITDA earned in the year ended December 31, 2022 minus the EBITDA earned in the three months ended March 31, 2022 and with the addition of EBITDA earned in the three-month period ended March 31, 2023

Value Creation Opportunities

Corporate Priorities

Strategic management for value creation

EMPLOYEES	HOLDING ROLE	OPERATIONAL EFFICIENCY	CAPITAL ALLOCATION
▪ Voluntary Dismissal Program (PDV) ▪ Retain, attract and develop talent ▪ Culture ▪ Long-term Incentives	▪ Strategic Position ▪ Corporate Structure ▪ Tax efficiency	▪ Cost reduction ▪ Zero Base Budget ▪ Marketing strategy ▪ Technological digitization	▪ Investiments ▪ Divestments ▪ Innovation

Value Creation Opportunities - Highlights

COPEL
Pura Energia

1. **Renewal of the Concession of the 3 HPPs (Foz do Areia, Segredo and Salto Caxias)**
   Renewal of significant operational assets for 30+ years

2. **Significant Reduction in PMSO**
   Cost-saving measures resulted in increased profitability

3. **Operational Efficiency**
   Effective initiatives reflecting in great quality indicators and operational improvement

4. **Multiple Growth Opportunities**
   Highly qualified player with clear growth avenues and strategies
   Divesting in non-core assets

5. **Key ESG Principles**
   Focused on Decarbonization

6. **Sustainable Value Generation**
   Solid foundations and track record of high discipline in capital allocation and investment

1 Renewal of the Concession of the 3 HPPs (~60% of Copel's Capacity)





HPP GOV. BENTO MUNHOZ

FOZ DO AREIA

1,676 MW

~24% of Copel's Installed Capacity[3]



HPP GOV. NEY BRAGA

SEGREDO

1,260 MW

~18% of Copel's Installed Capacity[3]



HPP GOV. JOSÉ RICHA

SALTO CAXIAS

1,240 MW

~18% of Copel's Installed Capacity[3]

Concession Renewal

- The true corporation process will allow **Copel to maintain HPPs Foz do Areia, Segredo and Salto Caxias**
- These **3 HPPs** are the **closest Copel's plants to the concession end date.** The renewal **grants an extension of 30 years** from the date of contract celebration.
- **Copel will pay the grant value of R$3.7bn** determined by the MME with the proceeds of the primary offer and the issuance of a debt

Copel's Portfolio Average Remaining Concession Term(1)(2)

(Years)


~ 27
~ 12
+15 years
Current
After Renewal

POWER PLANTS' HIGHLIGHTS

Sizeable Assets	✓	*100% Operational Assets*	✓
Maintenance of HPPs for 30 more years[4]	✓	*~60% of Copel's Capacity*	✓
		Synergies with Transmission Unit	✓

The renewal demonstrate Copel's long-term plan for its generation business and its commitment to maintaining its position as a leading energy player

Note: : (1) Considers the remaining years to the end of concession of all plants, except for Marumbi, Chopim I, Melissa, Salto do Vau and Pitangui, which are exempted from concession, and TPP Figueira, which started up in test operation on 2022, according to ANEEL Dispatch No. 1047/2022; (2) Considers weighted average by the Installed Capacity; (3) Considers the share in Copel's total installed capacity of 6,967 MW; (4) From the date of execution of the concession agreements

2 Significant Reduction in PMSO

Headcount & PMSO Evolution


(8.7%) CAGR20-22
(R$ mm)
3,261
3,116
2,721
(6.1%) CAGR20-22
(#)
6,667
6,383
5,875
2020
2021
2022
Headcount
PMSO

True Corporation PMSO Upsides

- Voluntary Resignation
- Efficiency Increase due to Business Process Optimization
- Profit Orientation Based on Sector Leading Benchmarks

3 Operational Efficiency in the Distribution Segment

Optimization
Improvement
of rural distribution
networks

New Infrastructure and Modernization
Renewal of Depreciated Networks

O&M Reduction
Optimization of operation
across the concession

Integration
Possibility of integration of the
Generation and Transmission teams

Modernization
Modern Facilities and New
Digital System

DEC & FEC Evolution

Regulatory Limit

DEC (hours)


13.61
12.54
11.23
10.12
9.83
9.29
9.19
10.80
10.46
10.31
9.11
7.83
7.20
7.98
2016
2017
2018
2019
2020
2021
2022

FEC (#)


9.24
8.74
8.24
7.74
7.24
6.84
6.80
7.20
6.83
6.22
6.02
5.61
4.76
5.29
2016
2017
2018
2019
2020
2021
2022

3 Relevant Investments in Digitalization and Technology

PARANÁ TRIFÁSICO

- Paraná Trifásico represents **the improvement and renewal of rural distribution networks in the Company's concession area**
- Renewal of **Depreciated Networks**
- **Protected** Cables
- **New infrastructure**
- Energy **Quality**
- O&M **Reduction**

2020	2021	2022	2023	2024
2.807 km	6.515 km	10.000 km	15.000 km	20.000 km

R$2.8 bn

Total Investments

REDE ELÉTRICA INTELIGENTE

- **Largest Project** in Brazil
- O&M **Reduction**


PHASE 3
Jun/23 to Dec/25 ~637 k
PHASE 1
Aug/20 to Apr/23 ~462 k
PHASE 2
Aug/22 to Feb/25 ~511 k

Digitalization

Modern Facilities and New Digital System

- Possibility of integration of the Generation and Transmission teams
- Optimization of operation across states

2nd largest fleet in Brazil

- Inspection
- Surveillance
- Inventory
- Field Survey
- Cable Launch





3 Operational Efficiency in the Generation and Transmission Segments

Optimization
Portfolio Strategy, O&M, Holdings

Modernization and *Retrofit* of critical HPPs equipment

Team Restructuring
for emergency re-establishment

Robotization
of processes, contracts and sectoral charges

Improving Margins with High-Capacity Development in a G&T Platform with +6.7GW of Installed Capacity and 9.7 thousand km of transmission lines



Jandaíra Wind Complex

2 years
Ahead of ACR

90.1 MW
Installed Capacity



Aventura and Santa Rosa & Mundo Novo Wind Complex

260 MW
Installed Capacity

30 KM
From Copel's Jandaíra's wind complex

Note: (1) The PMO Premium elects Brazil's best project management office of the year

4 Multiple Growth Opportunities

GROWTH STRATEGY

Distribution





CAPEX (R$mm)
1,280
1,623
1,848
2020
2021
2022

- ✓ **Organic** Growth: Increase investments in Copel's **Distribution Network**
  - – Copel asset base is already **largely depreciated**
- ✓ **Inorganic** Growth: through **new concession areas**

Generation





Installed Capacity Evolution
GW
9%
7%
2018
17%
6%
2023
HPPs
Wind
Thermal & Solar

- ✓ **Renewal of concessions:** Foz do Areia, Segredo and Salto Caxias
- ✓ Growth focus on **wind** and **solar** generation
- ✓ Goal of having a **100% renewable** portfolio
- ✓ **Auctions and M&A opportunities** will also be considered

Transmission





Transmission Assets
Thousand km
6.8
7.7
9.6
9.7
2019
2020
2021
2022

9.7 thousand km
51 substations

- ✓ Focus on opportunities in the next **power transmission auctions**

Trading





Sold Energy (GWh)
8,489
12,450
23,192
24,816
2019
2020
2021
2022

Among the largest in Brazil in Sold Energy[1]

- ✓ Remain among the **largest** in the Free Energy Market, with a focus on increasing **profitability**
- ✓ **Gateway** to the customer
- ✓ **Higher flexibility** after becoming a True Corporation

Source: TN Petróleo
Note: (1) Copel Mercado Livre sold 2,547 MWaverage in April 2021, which positions the Company as one of the largest in Brazil in energy traded

4 Divestments of Non-Core Assets

Compagas

GAS DISTRIBUTION BUSINESS

- Renewal process for another 30 years (until 2054)
- Concession renewed in December 2022
- Main indicators for public consultation:
  - Price Cap Model
  - Grant of R$ 508 Million
  - Total estimated CAPEX of R$2.5bn (to be realized in 30 years)
  - 9.125% WACC

COMPAGAS



Copel owns 51% of the Company

Commit owns 24.5% and Mitsui Gas owns 24.5% of the Company

UEGA

GAS THERMAL POWER PLANT

- Total installed capacity of 484 MW, with 2 gas turbines and 1 steam turbine
- Concession expires in 2029, with the possibility of renewal
- Joint Sale Agreement with Petrobras
- Players with access to natural gas have a strategic interest in the asset

UEG ARAUCÁRIA



Copel owns 81% of the Company

Petrobras owns 19% of the Company

4 Solid Foundations for Sustainable Value Generation

ADJUSTED EBITDA GROWTH DRIVERS


Services
Growth
(Organic and M&A)
Cost Reductions
Innovation
Tariff Review
Operational
Efficiency

GROWTH AVENUES


+ capital allocation
Distribution
Transmission
Renewable
Generation
Trading
Services and
Innovation
- capital allocation

5 ESG Journey at COPEL

Until Now

2017
- Governance, Risk and Compliance Board

2018
- Eletrovia Installation
- Whistleblower Channel

2019
- Reached the highest score on "Programa Destaque em Governança de Estatais da B3"

2020
- "Pró-Ética" Stamp
- B Concept– CDP
- Human Rights Policy

2021
- Carbon Neutrality Plan
- Migration to B3 Level 2
- ESG Targets in Variable Compensation

2022
- Conduct Code Update
- Adherence to the Decarbonization Plan

Future

Governance

High level of Governance

True Corporation — Ongoing

Audit Committee — In Place

Committees (investment, innovation, sustainability, minority and evaluation) — In Place

Environmental

Goal to Neutralize Direct Emissions by 2030

Established the Carbon Neutrality Plan based on 4 Pillars

Goal Setting + Decarbonization + Alternatives to Compensation + Opportunities (I-REC) + Neutrality embedded in the strategy

Social

Prioritized SDGs

4, 7, 8, 9, 11, 13

6 Susteinable Value Generation

Large Integrated Company with over 68 Years of Experience and Significant Presence Across 4 Segments of Energy Value Chain

Transmission	Generation
9,685 km **51** substations	**6,967** MW[1] of installed capacity
Distribution **+5.0mm** clients	**Trading** **+11,200** GWh sold[2]

Strategic Plan Already Aligned with the Benefits of the True Corporation and High Discipline in Capital Allocation and Investments

- Investment Policy > Governance
- Risk Diversification
- RAB (Distribution CAPEX)
- M&A
- AAA Fitch Rating
- Dividend Policy

COPEL *Pura Energia*

Company's Capability to Implement Cost-cutting Initiatives, Building Upon its Recent Activities

- Non-Core Divestments
- Operational Efficiency
- Cost Reduction
- Gain of Scale

ESG Leadership through Social and Environmental Commitments and High Standards of Corporate Governance

- Decarbonization Initiatives
- Committees (investments, innovation, sustainability, minority)

Nota: (1) Considers values proportional to Copel's ownership interest; (2) As of 1Q23 LTM.

Financial Highlights

2Q23 RESULTS



KPIs FINANCIAL

Solid cash generation of BRL 1.5 billion (+3.1%); GeT's EBITDA impacted by IFRS in transmission (-28%);and 30% growth in Dis's Ebitda (Portion B)

(BRL mm)

EBITDA Adjusted


-14.7%
1,500
1,280
-2.1%
2,961
2,898
2Q22
2Q23
1H22
1H23

IFRS effect (<IPCA) ~R$ 260mm, partially offset by the improvement in the B DIS portion

Net profit Adjusted


-27.3%
667
-522
485
308
-12.3%
1,317
147
1,155
943
2Q22
2Q23
1H22
1H23
Reportado

Decrease in EBITDA, higher depreciation and amortization, increase in debt

Operating Cash Generation


+3.1%
1,447
1,492
-13.4%
2,954
2,557
2Q22
2Q23
1H22
1H23

DIS market reduction and GET price reduction

COPEL

INVESTMENT PROGRAM

Focus on DIS's prudent investment plan (Triphasic Paraná, Smart Grid, etc.)

CONSOLIDATED


(BRL mm)
4Q
3Q
2Q
1Q
1,842
2,179
2,330
2,182 scheduled
620
430
476
316
711
505
518
445
602
499
669
560
549
546
2020
2021
2022
2023


DIS
1,281
1,623
1,848
1,879 scheduled
454
320
311
196
501
382
396
343
484
389
489
486
478
477
2020
2021
2022
2023


GET
457
495
473
275 scheduled
116
88
152
101
206
115
100
75
113
108
179
72
70
68
2020
2021
2022
2023

COPEL Pura Energia

LEVERAGE AND DEBT

Adjusted NET DEBT X Adjusted EBITDA


R$ (million)
2.0
1.3
1.3
2.0
2.4
2.5
8,407
6,412
7,957
9,485
11,444
11,496
2019
2020
2021
2022
1T23
2T23
Adj. Net Debt
Adj. Net Debt/Ebitda LTM*

* does no consider equity in earnings, considers discontinued operations and excludes impairmente effects, GSF renegotiation and effect of PIS/Cofins provision

AMORTIZATION

Average maturity period: **4.0 years**


4,812
2,288
992
3,435
2,450
1,384
710
5,049
Cash
2023
2024
2025
2026
2027
2028
>2028

DEBT INDEXERS

Average Cost: **9.52**%


WITHOUT EXCHANGE EXPOSURE
66.5%
Debentures and PN
0.1%
31.2%
IPCA
57.9%
CDI
10.8%
TJLP
9.7%
Banco do Nordeste
12.4%
BNDES
11.3%
BB and Other

COPEL Pura Energia

Dividend Policy

- Financial Leverage Ratio (Net Debt/EBITDA)
- Available Cash Flow (Cash generated by Operating activities, deducted from net cash used by investing activities)
- Minimum of two annual payment events



289
4.25%
26%
379
5.61%
26%
643
4.85%
33%
2,526
6.62%
67%
3,088
18.37%
65%
970
5.10%
87%
958
2017
2018
2019
2020
2021
2022
2023
Total Distribution
Payout
Dividend Yield

"Ex" date: 10.02.2023

IoE declaration

- R$ 456.9 mi in 11.30.2023
- R$ 501.1 mi until June/2024

Payout: considers the Net Income for the year
Dividend Yield: obtained by the closing price weighted by the volume of shares for the year
Partial amount referring to 2023



Q&A

COMPANHIA PARANAENSE DE ENERGIA - COPEL

20 Anos

Selo Assiduidade

APIMEC Brasil

Platina

2023

20 Years

Recognition for attendance

APIMEC Brazil Platinum 2023



EXHIBITS

Shareholder Structure


COPEL
Generation
Transmission
Others
Copel Geração e Transmissão 100%
Copel Distribuição 100%
Copel Serviços[1] 100%
Copel Mercado Livre 100%
F.D.A. 100.0%
Bela Vista 100.0%
UEG Araucária 60.9%
Cruzeiro do Sul 51.0%
Baixo Iguaçu 30.0%
Foz do Chopim 35.8%
Costa Oeste 100.0%
Marumbi 100.0%
Uirapuru 100.0%
Mata de Sta Genebra 50.1%
Matrinchã 49.0%
Guaraciaba 49.0%
Integração Maranhense 49.0%
Caiuá 49.0%
Cantareira 49.0%
Paranaíba 24.5%
São Bento Energia 100.0%
Cutia 100,0%
Complexo Vilas 100.0%
Jandaíra 100.0%
Brisa Potiguar 100,0%
Aventura 100.0%
SRMN 100.0%
São Miguel do Gostoso I 49.0%
Elejor 70.0%
Dona Francisca 23.0%
Solar GD Participações S.A. 49.0%
UEG Araucária 20.3%
Compagas 51.0%
Carbocampel 49.0%

Operacional Highlights



Copel DIS

Efficient Execution of an Aggressive Plan of Operacional Improvement and Cost Reduction

Adjusted regulatory efficienty of 16.4% in Jun/23 (LTM)

Investiments made (between 2016 e 2020)
~ R$ 4.3 billions in the tariff cycle

"Transformação" Program
~R$ 3.9 billions by 2025

Bad debt coverage
~R$ 92.8 millions

Tariff Readjustment 2023
Average effect of 10.50%

Concession Area
194,854 km²

Distribution Lines
210 thousand km

Substations
389

Customers
5,047,313

Employees
4,234

Net Remuneration Basis from R$ 4.95 to R$ 8.4 billion

GRID MARKET

	COPEL Jul/23	COPEL Jun/23	BRAZIL Jun/23	SOUTH Jun/23
			Growth rate	
Month	3.7%[1]	3.5%	4.0%	1.4%
Acumulated 2023	1.8%[2]	1.5%	2.6%	2.6%
Acumulated LTM	1.3%[3]	1.2%	2.1%	1.8%

[1] Considering the effects of MMGD, the variation is +0.6%.
[2] Considering the effects of MMGD, the variation is -0.4%.
[3] Considering the effects of MMGD, the variation is -0.6%.

ANEEL Award 2022
Best ombudsman in Brazil

ABRADEE Award 2022
Best in Management and in the South

BREAKDOWN BY SEGMENT

Total Market



Other 8%
Rural 8%
Residential 26%
Commercial 20%
Industrial 38%

Copel DIS

Tariff Readjustment 2021 – Copel Distribuição

PIS/COFINS Credit	Coverage of bad debt[1]
R$ 1,593.1 million	R$ 92.8 milhões

Portion B	Portion A
R$ 3,307.1 milhões	R$ 9,687.7 milhões

[1] It became part of Portion A from the 2017/18 cycle.

Capex



R$ million
625
712
749
565
663
515
592
836
1,281
1,623
1,848
1,879
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E

(*) Does not consider appropriation of own labor.

Losses



8.10%
8.14%
8.12%
7.68%
7.57%
7.76%
7.29%
7.97%
7.54%
7.61%
Jun-19
Jun-20
Jun-21
Jun-22
Jun-23
Total Losses/Power Grid - %
Regulatory Level - %

TARGET FOR CONCESSION MAINTENANCE

Quality in the Power Eletric Distribution



DEC
(Measured in hour and centesimal of hour)
9.29
9.19
8.69
8.35
8.14
7.68
7.20
7.98
7.90
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target



FEC
(Measured in number of interruptions and fraction)
6.84
6.80
6.39
5.93
5.80
5.36
4.76
5.29
5.41
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

Economic and Financial Efficiency

$$\frac{\text{Net Debt}}{\text{EBITDA} - \text{RC}} \leq \frac{1}{(1.11 * \text{Selic})}$$

Copel GET

INSTALLED CAPACITY



Thermal
6%
Wind
17%
6,967MW
Hydro
77%

TRANSMISSION LINES

9,685 km
APR 2023/2024
R$ 1,049.2 million (100% Copel GET)

ASSETS IN OPERATION

Main HPPs	Instaled Capacity (MW)	Assured Energy (MW med)	Expiration of Concession
FDA	1,676	575	12/21/2024
Segredo	1,260	558	09/252032
Caxias	1,240	575	03/20/2033
Colíder	300	178	01/30/2046
GPS	78	31	01/03/2053
Mauá	184	96	05/27/2047
Baixo Iguaçu	105	52	12/03/2049

[1] Assured Energy updated by Ordinance MME 709/22. Proportional to Copel GET's share in GPS, Mauá and Baixo Iguaçu.

FINANCIAL HIGHLIGHTS

GET Consolidated R$ million	2Q23	2Q22	1H23	1H22
Net Revenue	1,192.0	1,276.2	2,537.9	2,675.8
Net Income	79.7	503.7	492.7	967.0
EBITDA	606.1	1,035.1	1,603.6	2,028.2
Adusted EBITDA	755.5	1,052.9	1,758.5	2,044.5

ENDIVIDAMENTO

GET Consolidated R$ million	2021	2022	Jun/23
Loans and financing*	2,859.1	3,892.4	4,702.4
Debentures*	4,446.3	3,787.2	5,177.2
(-) Cash and equivalents	1,929.9	1,580.0	2,421.0
(-) Bonds and Securities	350.4	428.4	509.4
Net debt	5,025.1	5,671.2	6,949.2

* excludes transaction cost

Aventura e Santa Rosa & Mundo Novo - 260.4 MW

Acquisition announced in **October/2022**

Operational synergy with other Copel wind farms in RN


Rio Grande do Norte
Mossoró
RIO GRANDE DO NORTE
6
5
3
8
4
7
1
2

1. **Aventura – 105.0 MW**
2. **Santa Rosa Mundo Novo – 155.4 MW**
3. São Bento Energia – 94.0 MW and Bento Miguel – 132.3 MW
4. Brisa Potiguar – 183.6 MW
5. Cutia – 180.6 MW
6. Vilas – 186.7 MW
7. Jandaíra – 90.1 MW
8. SMG (49% Copel) – 108.0 MW

9 farms in operation

61% recertified capacity factor

260.4 MW of Installed Capacity

120.7 average MW traded in the ACR

Copel GET

Energy Contracting Balance


RESOURCES (average MW)
2,730
2,700
2,677
2,659
2,646
75
42
17
-
544
544
544
544
544
2,111
2,114
2,116
2,116
2,103
2023
2024
2025
2026
2027
Own Resources GeT*
Own Resources SPP and Wind Farm
Purchases


SALES (average MW)
R$ 204.11
R$ 180.25
R$ 171.44
R$ 180.44
R$ 185.36
11%
21%
26%
44%
50%
57%
50%
45%
27%
20%
32%
29%
29%
29%
30%
2023
2024
2025
2026
2027
Sales (Regulated)
Sales (Free)
Total Available
Average prices of energy sold



GSF Reconciliation
161 MWm SP89
590 MWm SP100*
(*Salto Caxias included)

Comments:
1- Discounting losses and internal consumption.
2- Considering the GFs of the wind SPEs constant for all periods.
3- Considering constant wind SPE Sales for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until June/2023.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 – Average gross price.
Reference Month: Aug/2023

Copel GET*

Energy Contracting Balance


Energy contract balance GET
2023
23%
65%
11%
R$ 204.20
2024
16%
57%
26%
R$ 175.53
2025
17%
52%
31%
R$ 164.47
2026
17%
29%
54%
R$ 174.99
2027
17%
21%
63%
R$ 183.62
Regulated Market
Free Market
Availability
avarage prices of energy sold



*Includes hydroelectric plants, CCGF (GPS Plant), SPE FDA, SPE Bela Vista, UTE Figueira and Palmas Eólica.


Energy contract balance SPP and Wind Farms
2023
68%
26%
6%
R$ 210.49
2024
76%
22%
2%
R$ 204.08
2025
78%
19%
2%
R$ 201.49
2026
78%
19%
2%
R$ 200.16
2027
78%
19%
2%
R$ 196.97
Regulated Market
Free Market
Availability
avarage prices of energy sold

Comments:
1- Discounting losses and internal consumption.
2- Considering the GFs of the wind SPEs constant for all periods.
3- Considering constant wind SPE Sales for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until June/2023.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 – Average gross price.
Reference Month: Aug/2023

Copel Mercado Livre

Solid results in the last years

Increase of 53.3% in Adjusted EBITDA (2Q23 vs. 2Q22)

90.5% growth in Adjusted EBITDA (1H23 vs. 1H22)



Energy sold
+ 86.3%
-11.5%
8,489
12,450
23,192
24,816
5,992
5,304
2019
2020
2021
2022
2Q22
2Q23

AMONG THE LARGEST IN BRAZIL IN ENERGY SOLD



Customers/Contracts
+224.3%
+2.4%
519
1,009
1,637
1,683
1,678
1,719
2019
2020
2021
2022
jun/22
jun/23

Growth in the customer/contract base

Renewable and incentivized energy auctions

Acquisition of **162** average MW (for the period between 2023 and 2036)



Investor Relations

ri@copel.com | +55 (41) 3333-4011

www.copel.com | /company/copel | /copel | /copel | @copelatendevoce